Exhibit 99.20

Execution Version

UNDERWRITING AGREEMENT

September 26, 2025

Blue Moon Metals Inc.

200 Bay Street, Suite 550

Toronto, Ontario, Canada M5J 2W4

Attention:         Mr. Christian Kargl-Simard (Chief Executive Officer and Director)

Dear Sir:

Scotia Capital Inc. (“Scotia”), Canaccord Genuity Corp. (“Canaccord” and, together with Scotia, the “Joint Bookrunners”), as joint bookrunners, together with Cormark Securities Inc., as co-lead manager, as well as Haywood Securities Inc. and Fearnley Securities AS (collectively with the Joint Bookrunners, the “Underwriters” and, each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, offer and agree to purchase, in the respective percentages set out in paragraph 2.16(c) of this Agreement, on a “bought deal” basis, or alternatively and without prejudice to the Underwriters obligation to purchase, to arrange, as agent for substituted purchasers (the “Substituted Purchasers”) in the Selling Jurisdictions (as defined herein) to purchase, from Blue Moon Metals Inc. (the “Corporation”), and the Corporation hereby agrees to issue and sell to the Underwriters, 22,800,000 common shares in the capital of the Corporation (the “Base Shares”), at a price of $3.30 per Base Share (“Offering Price”) for an aggregate purchase price of $75,240,000, upon and subject to the terms and conditions contained herein. For greater certainty, the obligation of the Underwriters to purchase the Base Shares shall be reduced by an amount equal to the number of Base Shares purchased by any such Substituted Purchasers. After a reasonable effort has been made to sell all of the Base Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price shall not affect the aggregate gross proceeds less the Commission (as defined below) payable to the Corporation.

The Underwriters understand that the Corporation has prepared and, concurrently with or immediately after the execution hereof, will file the Prospectus Supplement (as defined herein) and all necessary documents relating thereto and will take all additional steps to qualify the Offered Shares (as defined herein) for distribution in the Qualifying Jurisdictions (as defined herein). The Underwriters intend to make a public offering of the Offered Shares in the Qualifying Jurisdictions and on a private placement basis in offshore jurisdictions outside of Canada and the United States (as defined herein) upon the terms set forth herein and in the Prospectus, including that no offshore sale shall require the Corporation to make any filing in such jurisdiction or otherwise become subject to any ongoing reporting obligations. Furthermore, the Corporation understands that the Underwriters reserve the right to offer and resell the Offered Shares in the United States solely to Qualified Institutional Buyers (as defined herein) pursuant to Rule 144A under the U.S. Securities Act. All offers and sales of the Offered Shares in the United States (a) will be made in accordance with Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement), (b) will be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act, and (c) will be conducted through an affiliate of one or more of the Underwriters duly registered with the SEC (as defined herein) and the Financial Industry Regulatory Authority, Inc. and in compliance with U.S. Securities Laws (as defined herein). The Corporation acknowledges and agrees that the Underwriters may offer and sell the Offered Shares to or through any affiliates of the Underwriters and that any such affiliate may offer and sell the Offered Shares purchased by it.

In addition to the Offering of Base Shares, the Corporation hereby grants an option (the “Over-Allotment Option”) to the Underwriters, entitling the Underwriters to purchase, or arrange for Substituted Purchasers to purchase, on and subject to the terms contained herein, up to an aggregate of 3,420,000 additional common shares in the capital of the Corporation (the “Optioned Shares”) at the Offering Price. The Over- Allotment Option is exercisable in whole or in part, at any time and from time to time, for a period of 30 days after and including the Closing Date (as defined herein). If the Joint Bookrunners, on behalf of the Underwriters, elect to exercise such Over-Allotment Option, the Joint Bookrunners shall notify the Corporation in writing not less than 48 hours prior to the proposed Option Closing Date (as defined herein), which notice shall specify the number of Optioned Shares to be purchased by the Underwriters and/or the Substituted Purchasers pursuant to the Over-Allotment Option and the date (the “Option Closing Date”) on which such Optioned Shares are to be purchased, which Option Closing Date shall be no earlier than the date that is 48 hours following receipt of the notice. The Over-Allotment Option may be exercised solely for the purpose of covering the Underwriters' over-allocation position (as such concept is defined in NI 41- 101) of the Underwriters and for market stabilization purposes (which date may be the same date as the Closing Date). If any Optioned Shares are purchased pursuant to the Over-Allotment Option, each Underwriter agrees, severally and not jointly, nor jointly and severally, to purchase, or arrange for the Substituted Purchasers to purchase, the percentage of such Optioned Shares equal to the percentage set out opposite the name of such Underwriter in paragraph 2.16(c) of this Agreement. By executing this agreement the Underwriters hereby represent and warrant to the Corporation that the Underwriters over-allocation position is at least equal to 3,420,000 Optioned Shares. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option and all references in this Agreement to “Offered Shares” shall mean, collectively, the Base Shares and the Optioned Shares.

The Corporation agrees that each of the Underwriters shall be entitled to appoint a soliciting dealer group consisting of other dealers registered in any of the Qualifying Jurisdictions acceptable to the Corporation, acting reasonably, for the purposes of arranging for purchasers of the Offered Shares and the Underwriters shall be entitled to determine the remuneration payable by the Underwriters to such other dealers appointed by them.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including the agreement of the Underwriters to purchase the Offered Shares and to offer them to the public pursuant to the Offering Documents (as defined herein), the Corporation shall pay to the Underwriters at the Closing Time (as defined herein) a cash commission equal to 6.0% of the gross proceeds realized by the Corporation in respect of the sale of the Offered Shares (the “Commission”).

The Offering is conditional upon and subject to the additional terms and conditions set forth below. The following are additional terms and conditions of the Agreement between the Corporation and the Underwriters:

ARTICLE 1

DEFINITIONS

1.1            Definitions:

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby, as the same may be supplemented, amended and/or restated from time to time;

“Ancillary Documents” means any documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

“Base Shares” has the meaning ascribed thereto on the face page hereof;

“BCBCA” means the Business Corporations Act (British Columbia);

“Blue Moon Project” means the polymetallic volcanogenic massive sulfide (VMS) deposit located in central California approximately 22 miles northeast of Merced and 120 miles east, southeast of San Francisco, as further described in the Blue Moon Technical Report;

“Blue Moon Technical Report” means the technical report titled “NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California” dated April 14, 2025 with an effective date of March 3, 2025, as amended and restated on September 12, 2025, and prepared by Scott Wislon, C.P.G., SME-REM, Peter Szkilnyk, P. Eng., Alan J. San Martin, P. Eng., Richard Gowans, P. Eng., Justin Taylor, P. Eng., and Christopher Jacobs, C. Eng., MIMMM;

“British Columbia Act” means the Securities Act (British Columbia) and the regulations thereunder, together with the fee schedules, prescribed forms, instruments, policies, rules, orders, codes, notices and interpretation notes of the British Columbia Securities Commission, as amended, supplemented or replaced from time to time;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario;

“Canaccord” has the meaning ascribed thereto on the face page hereof;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Claims” has the meaning ascribed thereto in Section 2.18;

“Closing” means the completion of the issue and sale by the Corporation and the purchase by the Underwriters on the Closing Date of the Offered Shares as contemplated by this Agreement;

“Closing Date” means October 1, 2025 or such other date as the Corporation and the Joint Bookrunners, on behalf of the Underwriters, may agree;

“Closing Time” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Joint Bookrunners, on behalf of the Underwriters, may agree;

“Commission” has the meaning ascribed thereto on page 2 hereof;

“Common Shares” means the common shares of the Corporation;

“Corporation” has the meaning ascribed thereto on the face page hereof;

“Corporation Auditor” means Davidson & Company LLP, Chartered Professional Accountants, the former auditor of the Corporation;

“Corporation Subsidiaries” means, collectively, Keystone, NSG, Nussir, Blue Moon Norway AS, Repparjord Eiendom AS and Sulitjelma Mineral AS, and

“Corporation Subsidiary” means any of them;

“Corporation Subsidiaries’ Auditor” means KPMG AS;

“Debt Instrument” means any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, Marketing Materials or other documents issued or filed by the Corporation, whether before or after the date of this Agreement, that are incorporated by reference or required to be incorporated by reference into the Prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 2.7(lll);

“Engagement Letter” means the letter agreement dated September 24, 2025, as amended on September 25, 2025, among the Corporation and the Joint Bookrunners, on behalf of the Underwriters, in connection with the Offering;

“Environmental and Health Laws” has the meaning ascribed thereto in Section 2.7(yy);

“Excluded Transaction” has the meaning ascribed thereto in Section 2.6(i);

“Final Base Shelf Prospectus” means the final short form base shelf prospectus dated September 23, 2025, including all of the Documents Incorporated by Reference, prepared by the Corporation and for which a receipt has been issued by the Principal Regulator on its own behalf and, as principal regulator, on behalf of the other applicable Canadian Securities Regulators;

“Financial Statements” means the financial statements of the Corporation, NSG and Nussir, included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, if any;

“Governmental Authority” means (a) any multinational, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

“Hartree Loan Agreement” means the loan agreement dated August 19, 2025, as amended on September 2, 2025, among the Corporation, Keystone, Nussir, Blue Moon Norway AS, Repparfjord Eiendom AS, Hartree Partners, LP and Opps XII BL MN Holdings LP;

“Hazardous Substances” has the meaning ascribed thereto in Section 2.7(yy);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including without limitation;

“Indemnified Party” has the meaning ascribed thereto in Section 2.18;

“Information Record” means all information regarding the Corporation that is made publicly available by the Corporation together with all information prepared by the Corporation and provided to the Underwriters or to potential purchasers of the Offered Shares, if any, and includes, but is not limited to, all prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Corporation under applicable Securities Laws in the Reporting Jurisdictions which have been publicly filed or otherwise publicly disseminated by the Corporation;

“Joint Bookrunners” has the meaning ascribed thereto on the face page hereof;

“Keystone” means Keystone Mines Inc.;

“Laws” means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of or issued by a Governmental Authority;

“limited-use version” has the meaning ascribed thereto in NI 41-101;

“Lock-Up Agreements” has the meaning ascribed thereto in Section 2.12;

“Losses” has the meaning ascribed thereto in Section 2.18;

“Marketing Materials” has the meaning ascribed to “marketing materials” in NI 41-101;

“Material Adverse Effect” means the effect resulting from any event, change (including a decision to implement a change made by the board of directors of the Corporation or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable), occurrence, state of fact or circumstance, individually or in the aggregate with other such events, changes, occurrences, states of fact or circumstances (a) which is or could reasonably be expected to be materially adverse to the business, affairs, capital, operations, results of operations, property rights, assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of the Corporation, (b) which could reasonably be expected to have a significant negative effect on the market price or value of the Common Shares, or (c) which would result in any Ancillary Document or Offering Document containing a misrepresentation;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System and its companion policy;

“ Mining Projects” means, collectively, the Blue Moon Project, the NSG Project and the Nussir Project;

“ Mining Rights” has the meaning ascribed thereto in Section 2.7(vvv);

“Money Laundering Laws” has the meaning ascribed thereto in Section 2.7(aaaa);

“ NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“ NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“ NI 51-201” means National Instrument 51-201 – Disclosure Standards;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“ NSG” means Nye Sulitjelma Gruver AS;

“NSG Project” means the advanced stage volcanic massive sulphide development copper-zinc-gold-silver project located in northern Norway;

“NSG Technical Report” means the technical report titled “Report NI 43-101 Technical Report on the Mineral Resources of the Sultijelma Project, Norway” dated May 20, 2025 with an effective date of February 20, 2025, as amended and restated on September 12, 2025, and prepared by Adam Wheeler, B.Sc., M.Sc, C. Eng., Eur Ing., FIMMM;

“Nussir” means Nussir ASA;

“Nussir Project” means the advanced stage sediment hosted development copper-gold-silver project located in northern Norway;

“Nussir Technical Report” means the technical report titled “NI 43-101 Technical Report for the on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway” dated January 24, 2025 with an effective date of June 20, 2025, as amended and restated on September 12, 2025, and prepared by Adam Wheeler, B.Sc., M.Sc, C. Eng., Eur Ing., FIMMM;

“OFAC” has the meaning ascribed thereto in Section 2.7(cccc);

“Off-Balance Sheet Arrangement” means with respect to any Person, any securitization transaction to which that Person or its subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which that Person or its subsidiaries, whether or not a party to the arrangement, has, or in the future may have (a) any obligation under a direct or indirect guarantee or similar arrangement, (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement, (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements of the Person, or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements of the Person (excluding the footnotes thereto) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes thereto) include, without limitation (i) obligations that are not classified as a liability according to Canadian or United States generally accepted accounting principles and IFRS, as applicable, (ii) contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable, or (iii) liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but, in each case, exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements));

“Offered Shares” means the Base Shares and the Optioned Shares, if any;

“Offering” means the issuance and sale of the Base Shares and, if applicable, the Optioned Shares issued on the exercise of the Over-Allotment Option pursuant to this Agreement;

“Offering Documents” means, collectively, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material;

“Offering Price” has the meaning ascribed thereto on the face page hereof;

“Option Closing Date” has the meaning ascribed thereto on page 2 hereof;

“Option Closing Time” means 8:30 a.m. (Toronto time) on the Option Closing Date or such other time on the Option Closing Date as the Corporation and the Joint Bookrunners may agree;

“Optioned Shares” has the meaning ascribed thereto on page 2 hereof;

“Over-Allotment Option” has the meaning ascribed thereto on page 2 hereof;

“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Canadian Securities Regulators pursuant to MI 11-102 and NP 11-202, for the Final Base Shelf Prospectus and any Supplementary Material, as the case may be;

“Passport System” means the system and process for prospectus reviews provided for under MI 11-102 and NP 11-202;

“Person” means an individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“Principal Regulator” means the British Columbia Securities Commission;

“Prospectus” means, collectively, the Final Base Shelf Prospectus and the Prospectus Supplement and any amendments thereto;

“Prospectus Supplement” means the shelf prospectus supplement to be dated September 26, 2025, including all of the Documents Incorporated by Reference, to be prepared by the Corporation and relating to the distribution of the Offered Shares;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act;

“Qualifying Jurisdictions” means, collectively, each of the provinces of Canada, except Quebec;

“Reporting Jurisdictions” means, collectively, each of the provinces and territories of Canada, except Quebec;

“Required Permits” has the meaning ascribed thereto in Section 2.7(zz);

“ Scotia” has the meaning ascribed thereto on the face page hereof;

“ SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, collectively, all applicable securities laws in each of the Selling Jurisdictions, including the securities legislation and regulations of, and the fee schedules, prescribed forms, instruments, policies, rules, orders, codes, notices and interpretation notes of the securities regulatory authorities (including the TSXV) in each of the Selling Jurisdictions;

“Securities Regulators” means, collectively, the TSXV and the applicable securities commission or securities regulatory authority in each of the Canadian and United States Selling Jurisdictions;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Firm” has the meaning ascribed thereto in 2.3(a);

“Selling Jurisdictions” means, collectively, all of the Qualifying Jurisdictions, the United States and such other jurisdictions outside of Canada and the United States as the Corporation and the Underwriters may agree;

“Standard Listing Conditions” has the meaning ascribed thereto in 2.4(a)(iv);

“Standard Term Sheet” has the meaning ascribed to “standard term sheet” in NI 41-101;

“subsidiary” has the meaning ascribed thereto in the British Columbia Act and

“subsidiaries” means all of them;

“Substituted Purchasers” has the meaning ascribed thereto on the face page hereof;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the distribution of the Offered Shares hereunder;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time and regulations made pursuant thereto;

“Technical Reports” means, collectively, the Blue Moon Technical Report, the NSG Technical Report and the Nussir Technical Report;

“template version” has the meaning ascribed thereto in NI 41-101;

“Transfer Agent” means Odyssey Trust Company, the registrar and transfer agent for the Common Shares;

“TSXV” means the TSX Venture Exchange;

“Underwriter” and “Underwriters” have the meaning ascribed thereto on the face page hereof;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Placement Memorandum” means the U.S. placement memorandum, in a form satisfactory to the Underwriters and the Corporation, each acting reasonably, which will be attached to the Prospectus, to be delivered to each offeree in the United States in accordance with Schedule “A” attached hereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws; and

Other Defined Terms: Whenever used in this Agreement, the words and terms “affiliate”, “associate”, “ distribution”, “material fact”, “material change”, “misrepresentation”, “senior officer”, “trade” and “ underwriter” shall have the meaning given to such word or term in the British Columbia Act unless specifically provided otherwise herein.

Knowledge: Whenever used in this Agreement, the phrase “to the knowledge of the Corporation” shall refer to the actual knowledge of each of Christian Kargl-Simard, Chief Executive Officer, and Frances Kwong, Chief Financial Officer, after due inquiry.

ARTICLE 2

TERMS AND CONDITIONS

2.1            Compliance with Securities Laws.

The Corporation meets the general eligibility requirements for use of a short form prospectus under NI 44-101 and a short form base shelf prospectus and prospectus supplement under NI 44-102 for the distribution of the Offered Shares in the Qualifying Jurisdictions. The Corporation has prepared and filed with the Principal Regulator and the other Canadian Securities Regulators, the Final Base Shelf Prospectus in accordance with NI 44-101 and NI 44-102 and the Corporation has received a Passport Receipt from the Principal Regulator representing the deemed receipt of each of the Canadian Securities Regulators pursuant to MI 11-102 and NP 11-202 for the Final Base Shelf Prospectus. No cease trade order suspending the distribution of the Offered Shares has been issued by the Canadian Securities Regulators and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Regulators, and any request on the part of any Canadian Securities Regulators for additional information has been complied with.

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that the Corporation will as soon as possible, and in any event no later than 10:00 p.m. (Toronto time) on September 26, 2025, prepare and file the Prospectus Supplement. The distribution of the Offered Shares shall be qualified by the Prospectus under Securities Laws in the Qualifying Jurisdictions. The Corporation will use reasonably commercial efforts to file with the TSXV all required documents and pay all required fees, and do all things required by the rules and policies of the TSXV, in order to obtain the conditional acceptance of the Offering and the listing of the Offered Shares prior to the Closing Date.

The Corporation has fulfilled all requirements to be fulfilled by the Corporation, including the filing of the Final Base Shelf Prospectus to enable the Offered Shares to be offered for sale and sold to the public in the Qualifying Jurisdictions through registrants who have complied with the relevant provisions of applicable Securities Laws.

2.2            Due Diligence.

The Corporation will allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents, as applicable; and without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Corporation will participate and cause the Corporation Auditor, representative authors of each of the Technical Reports who are, “qualified persons” (as such term is defined in NI 43-101) and legal counsel to participate in one or more due diligence sessions to be held prior to the completion of the distribution of the Offered Shares, including, for greater certainty, in connection with any exercise of the Over-Allotment Option. Prior to the completion of the distribution of the Offered Shares, the Corporation will allow the Underwriters to participate fully in the preparation of the Offering Documents (other than material filed prior to the date hereof and incorporated by reference therein).

2.3	Distribution and Certain Obligations of the Underwriters.

(a)	The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a relationship in respect of the distribution of the Offered Shares or who are otherwise offered selling group participation by the Underwriters (each, a “Selling Firm”) to agree to, comply with the Securities Laws in connection with the distribution of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all commercially reasonable efforts to complete and to cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Shares and provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.

(b)	The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Shares in a manner which complies with and observes all Securities Laws in each Selling Jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Offering Documents in connection with the distribution of the Offered Shares and will not, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Offering Documents to any Person in any Selling Jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Securities Laws of such other Selling Jurisdictions or pay any additional governmental filing fees which relate to such other Selling Jurisdictions (other than in connection with the Offering). Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Shares in such other Selling Jurisdictions in accordance with any applicable securities and other laws in such other Selling Jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Shares provided that the Corporation is not required to file a prospectus, registration statement or similar document or cause the Corporation to be subject to ongoing reporting obligations in such other jurisdictions, in accordance with the provisions of this Agreement.

(c)	The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Base Shelf Prospectus shall have been obtained from the applicable Canadian Securities Regulators (including the Passport Receipt for the Final Base Shelf Prospectus issued under the Passport System), and where the filing of the Prospectus Supplement shall have been made, unless otherwise notified in writing.

(d)	Notwithstanding any other provision of this Agreement, no Underwriter will be liable to the Corporation with respect to a default, or any act or omission, as applicable, by another Underwriter, such other Underwriter’s affiliates or any Selling Firm appointed by such other Underwriter.

2.4	Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to the Underwriters:

(i)	prior to the filing thereof with the Canadian Securities Regulators, a copy of the Prospectus Supplement in the English language signed and certified by the Corporation as required by the applicable Securities Laws;

(ii)	the U.S. Placement Memorandum prepared delivery to purchasers under the Offering resident in, or otherwise subject to the laws of, the United States and purchasing Offered Shares pursuant to Rule 144A under the U.S. Securities Act, such U.S. Placement Memorandum to be in form and substance satisfactory to the Corporation and the Joint Bookrunners, on behalf of the Underwriters, acting reasonably;

(iii)	prior to the filing of the Prospectus Supplement or any amendment thereto with the Canadian Securities Regulators, a “long form” comfort letter dated the date of the Prospectus Supplement or the amendment, as applicable, in form and substance satisfactory to the Joint Bookrunners, on behalf of the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation Auditor with respect to financial and accounting information relating to the Corporation contained in the Prospectus Supplement or the amendment, as applicable, which letter shall be based on a review by the Corporation Auditor within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to any auditors’ consent letter(s) or comfort letter(s) addressed to the Canadian Securities Regulators; and

(iv)	prior to the filing of the Closing Date, copies of correspondence indicating that the application for the listing and posting for trading on the TSXV of the Offered Shares has been approved subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSXV (the “Standard Listing Conditions”).

(b)	During the distribution of the Offered Shares:

(i)	the Corporation and the Joint Bookrunners, on behalf of the Underwriters, shall approve in writing, a template version of any Marketing Materials reasonably requested to be provided by the Underwriters to any potential investor of Offered Shares, such Marketing Materials to comply with applicable Securities Laws. The Corporation shall file a template version of such Marketing Materials with the Canadian Securities Regulators as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Joint Bookrunners, on behalf of the Underwriters, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Offered Shares, and such filing shall constitute the Underwriters’ authority to use such Marketing Materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-102 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation in accordance with NI 44-102. The Corporation shall prepare and file with the Canadian Securities Regulators a revised template version of any Marketing Materials provided to potential investors of Offered Shares where required under applicable Securities Laws;

(ii)	the Corporation, and the Underwriters, on a several basis (and not joint, nor joint and several basis), covenant and agree:

(A)	not to provide any potential investor of Offered Shares with any Marketing Materials unless a template version of such Marketing Materials has been filed by the Corporation with the Canadian Securities Regulators on or before the day such Marketing Materials are first provided to any potential investor of Offered Shares; and

(B)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than: (a) such Marketing Materials that have been approved and filed in accordance with this 2.4(b) and limited-use versions thereof; (b) the Offering Documents; and (c) any Standard Term Sheets.

(c)	The Corporation shall also prepare and deliver promptly to the Underwriters signed copies, as applicable, of all Supplementary Material required to be filed or delivered by the Corporation in compliance with applicable Securities Laws.

(d)	Delivery of each Offering Document by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at the respective date of filing or delivery of such document:

(i)	all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing) contained in such Offering Document are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Shares;

(ii)	no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters) which is required to be stated in such Offering Document or is necessary to make the statements or information contained in such Offering Document not misleading in light of the circumstances under which they were made; and

(iii)	except with respect to any information relating solely to the Underwriters and provided by the Underwriters in writing, such Offering Document complies in all material respects with the requirements of applicable Securities Laws.

Such delivery shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Document in connection with the distribution of the Offered Shares in the Selling Jurisdictions in compliance with applicable Securities Laws unless otherwise advised in writing.

(e)	The Corporation shall cause commercial copies of the Offering Documents to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by written instructions to the Corporation’s financial printer of the Offering Documents given forthwith after the Underwriters have been advised that the Corporation has complied with the Securities Laws in the Qualifying Jurisdictions. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one (1) Business Day after the filing of the Prospectus Supplement, and on or before a date which is one (1) Business Day after the Canadian Securities Regulators issue receipts for or accept for filing, as the case may be, any Supplementary Material.

2.5	Material Changes.

(a)	During the period prior to the Underwriters notifying the Corporation of the completion of the distribution of the Offered Shares, the Corporation shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the Offering, any relevant third party or in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation taken as a whole;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such documents;

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with applicable Securities Laws;

(iv)	any notice by any governmental, judicial or regulatory authority requesting any information, meeting or hearing relating to the Corporation and/or the Offering; and

(v)	any breach of any covenant of this Agreement or any Offering Documents by the Corporation, or upon it becoming aware that any representation or warranty of the Corporation contained in this Agreement or any Offering Document is or has become untrue or inaccurate in any respect.

(b)	The Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions.

(c)	In addition to the provisions of 2.5(a) and 2.5(b), the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in 2.5(a) and 2.5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under 2.5(a) and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed or delivered by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and their counsel, acting reasonably and without undue delay.

(d)	If during the period of distribution of the Offered Shares there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

2.6	Covenants of the Corporation.

The Corporation hereby covenants to the Underwriters that the Corporation:

(a)	will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Supplementary Material has been filed and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of receipts therefor, if applicable;

(b)	will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Securities Regulators of any order suspending or preventing the use of any Offering Document;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares) has been issued by any securities regulatory authority or any stock exchange or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)	any requests made by any securities regulatory authority or any stock exchange for amending or supplementing any Offering Document or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order, ruling or determination referred to in (i) or (iii) above and, if any such order, ruling or determination is issued, to obtain the withdrawal thereof as quickly as possible;

(c)	from and including the date of this Agreement through to and including the Closing Time, will do all such acts and things necessary to ensure that the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by the Corporation pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warrant of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(d)	during the distribution of the Offered Shares, the Corporation will consult with the Underwriters and promptly provide to the Joint Bookrunners, on behalf of the Underwriters, drafts of any press releases of the Corporation for review by the Joint Bookrunners, on behalf of the Underwriters, and the Underwriters’ counsel prior to issuance, and shall obtain the prior approval of the Joint Bookrunners, on behalf of the Underwriters, as to the content and form of any press release prior to issuance, provided that any such approval will not be unreasonably withheld or delayed. Furthermore, to deal with the possibility that the Offered Shares may be sold to purchasers resident in the United States, an appropriate legend concerning such sales shall be included on the top of the Canadian press release, as follows: “Not for distribution to U.S. news wire services or dissemination in the U.S”;

(e)	will fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Shares as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Selling Jurisdictions to enable the Offered Shares to be offered for sale and sold to the Underwriters.

(f)	will ensure that the Offered Shares are duly and validly issued as fully paid and non-assessable Common Shares;

(g)	will ensure that the necessary regulatory and third party consents and approvals, including from the TSXV, in respect of the Offering are obtained on or prior to the Closing Date;

(h)	will make all necessary filings and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement;

(i)	will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in the Reporting Jurisdictions until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Corporation from completing any transaction (an “Excluded Transaction”) which would result in the Corporation ceasing to be a “reporting issuer” so long as the holders of the Common Shares receive securities of an entity which is listed on a recognized stock exchange in North America, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and securities laws and stock exchange rules and policies;

(j)	will use its commercially reasonable efforts to remain listed for trading on the TSXV or Toronto Stock Exchange until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Corporation from completing any Excluded Transaction;

(k)	will use the net proceeds of the Offering of Offered Shares contemplated herein in the manner and subject to the qualifications described in the Prospectus under the heading “ Use of Proceeds”;

(l)	will fulfil or cause to be fulfilled, at or prior to the Closing Time, the conditions set out in Section 2.9; and

(m)	if the delivery of a prospectus is required at any time after the date hereof in connection with the offering or sale of the Offered Shares and if at such time any events shall have occurred as a result of which the Prospectus Supplement as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus Supplement is delivered, not misleading, or, if for any other reason it shall be necessary to amend the Final Base Shelf Prospectus, file a new base prospectus or supplement the Prospectus in order to comply with Securities Laws, the Corporation will (i) promptly notify the Underwriters, (ii) prepare and file with the Canadian Securities Regulators, as applicable, an amendment or supplement, or new base prospectus to correct such misleading statement or omission, (iii) use its commercially reasonable efforts to have any amendment to the Final Base Shelf Prospectus or new base prospectus receipted, as applicable, as soon as practicable in order to avoid any disruption in use of the Prospectus, and (iv) furnish without charge to each Underwriter and to any dealer in securities as many copies as the Underwriters may from time to time reasonably request of such documents; provided that the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any such documentation and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any such filings.

2.7	Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Underwriters as follows and acknowledges that each of them is relying upon such representations and warranties in entering into this Agreement:

(a)	as of the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares, without par value, an unlimited number of Class A preferred shares with a par value of $10.00 per share, and an unlimited number of Class B preferred shares without par value, of which 54,623,262 Common Shares are issued and outstanding as fully paid and non-assessable and no preferred shares were issued and outstanding as of the close of business on September 25, 2025, and, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option:

(i)	for the issue or allotment of any unissued shares in the capital of the Corporation or any other security convertible into or exchangeable for any such shares, with the exception of 774,500 outstanding stock options, as disclosed in its Information Record; or

(ii)	to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital other than as disclosed in its Information Record;

(b)	the only issued and outstanding convertible securities of the Corporation are those options referred to in subsection (a) of this Section 2.7;

(c)	the Corporation (A) has been duly incorporated and organized and is validly existing and in good standing under the BCBCA; (B) has all requisite corporate power and authority, and all necessary licences, leases, permits, authorizations and other approvals to carry on its business as now conducted and as proposed to be conducted and to own or lease, and operate, its properties and assets; and (C) has all required corporate power and authority to issue, allot, sell and deliver, the Offered Shares at the Closing Time and the Option Closing Time, as applicable, to enter into this Agreement, and the Ancillary Documents and to carry out the provisions of this Agreement and the Ancillary Documents required to be carried out by it;

(d)	the Corporation does not have any subsidiaries within the meaning of the BCBCA other than the Corporation Subsidiaries. The Corporation directly or indirectly holds all of the issued and outstanding shares of each of the Corporation Subsidiaries (except for Nussir ASA, for which the Corporation holds a 93.55% interest), and, other than pursuant to the Hartree Loan Agreement, all such shares held by the Corporation are legally and beneficially owned free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of each of the Corporation Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non assessable shares (or the equivalent legal concept in another jurisdiction) and no person has any right, agreement or option for the purchase from the Corporation or any Corporation Subsidiary, as applicable, of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any Corporation Subsidiary or any other security convertible into or exchangeable for any such shares. Other than the Corporation Subsidiaries, the Corporation has no direct or indirect subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Corporation or which otherwise is required to be disclosed in the Information Record;

(e)	each Corporation Subsidiary: (i) has been duly incorporated in its jurisdiction of incorporation and is validly existing and in good standing under the laws of such jurisdiction, (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business;

(f)	the Corporation and each of the Corporation Subsidiaries are responsible for directing and directly overseeing the operations and development of their respective businesses and the operations, exploration and development of the properties in which the Corporation or any Corporation Subsidiary has a direct or indirect ownership interest;

(g)	other than the Hartree Loan Agreement, neither the Corporation or any Corporation Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any Corporation Subsidiary to compete in any line of business, to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation or any Corporation Subsidiary;

(h)	other than 4,250,000 common shares in the capital of Honey Badger Silver Inc., neither the Corporation or any Corporation Subsidiary owns, or have any agreements of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any Person, and neither the Corporation or any Corporation Subsidiary have any agreements to acquire or lease any other business operations;

(i)	neither the Corporation or any Corporation Subsidiary has engaged in any Off-Balance Sheet Arrangement or similar financing;

(j)	the Corporation and each of the Corporation Subsidiaries are conducting their respective businesses in compliance with all applicable Laws, rules and regulations of each jurisdiction in which their respective businesses are carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their respective businesses to be carried on as now conducted and as proposed to be conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time and the Option Closing Time, as applicable, be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any adverse material change to the Corporation on a consolidated basis and except where the failure to be so qualified or the absence of any such licence, registration or qualification does not and will not have a material adverse effect on the assets or properties, business, results of operations or condition (financial or otherwise) of the Corporation or the Corporation Subsidiaries taken as a whole;

(k)	to the knowledge of the Corporation, no agreement exists among the shareholders of the Corporation or any Corporation Subsidiary in respect of the Corporation or any Corporation Subsidiary, as applicable, and no such agreement will exist at the Closing Time or the Option Closing Time, as applicable;

(l)	other than pursuant to the Hartree Loan Agreement, there is not, in the constating documents, by-laws or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation or any Corporation Subsidiary are a party or otherwise bound, any restriction upon or impediment to, the declaration of dividends by the directors of or payment of dividends by the Corporation or any Corporation Subsidiary;

(m)	no acts or proceedings have been taken, instituted or, are pending or, to the knowledge of the Corporation, are threatened for the dissolution, liquidation or winding-up of the Corporation or any Corporation Subsidiary;

(n)	no order, ruling or decision granted by a securities commission, court of competent jurisdiction, regulatory or administrative body having jurisdiction is in effect, pending or, to the best of the knowledge of the Corporation, threatened that restricts any trades in any securities of the Corporation or any Corporation Subsidiary, including any cease trade orders;

(o)	other than in connection with the Hartree Loan Agreement, the Corporation and each of the Corporation Subsidiaries is the owner of all of their respective material property and assets used by them in connection with their respective businesses, unless leased or licensed, in each case, with good and marketable title thereto, free and clear of any encumbrances, and of any rights or privileges capable of becoming encumbrances;

(p)	there are no claims with respect to aboriginal rights currently or, to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending or threatened with respect to any of the material properties of the Corporation or any Corporation Subsidiary;

(q)	other than in connection with the Hartree Loan Agreement, neither the Corporation nor any Corporation Subsidiary is a party to or otherwise bound by any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument;

(r)	there are currently no facts or circumstances existing which might reasonably serve as the basis for, or give rise to, any material adverse liabilities or obligations on the part of the Corporation or any Corporation Subsidiary;

(s)	there are no judgments against the Corporation or any Corporation Subsidiary that are unsatisfied, nor are there any consent decrees or injunctions to which the Corporation or any Corporation Subsidiary is subject;

(t)	other than in connection with the Hartree Loan Agreement, neither the Corporation nor any Corporation Subsidiary has guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other Person;

(u)	since December 31, 2024, the Corporation and each of the Corporation Subsidiaries have carried on their respective businesses in the ordinary course and there have not, other than in connection with the Hartree Loan Agreement, been:

(i)	any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Corporation and the Corporation Subsidiaries taken as a whole, other than: (A) the growth and expansion of the business of the Corporation and (B) those changes occurring in the ordinary course of business, none of which is (either singly or taken together) materially adverse to the Corporation or the Corporation Subsidiaries taken as a whole;

(ii)	except as contemplated in this Agreement, any material change in the share capital or long-term debt of the Corporation or any Corporation Subsidiary,

(iii)	any adverse material change to the Corporation or any Corporation Subsidiary;

(iv)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Corporation or any Corporation Subsidiary, or any direct or indirect redemption, purchase or other acquisition of any shares, or

(v)	any change in accounting or tax practices followed by the Corporation or any Corporation Subsidiary;

(v)	neither the Corporation nor any Corporation Subsidiary is in default or in breach of, and each of the execution and delivery of this Agreement and the Ancillary Documents, the performance by the Corporation and compliance with the terms of this Agreement and the Ancillary Documents, the issue, sale and delivery of the Offered Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, articles, by-laws or resolutions (of the directors, committees of the directors and shareholders) of the Corporation or any Corporation Subsidiary, any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Corporation Subsidiary, individually, is a party or by which any of them is bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or any Corporation Subsidiary;

(w)	neither the Corporation nor any Corporation Subsidiary has approved, or has entered into any agreement in respect of, nor has any knowledge of (in the case of proposed or planned dispositions of shares by any shareholder of the Corporation, shall refer to actual knowledge without independent investigation):

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Corporation Subsidiary, whether by asset or share purchase or sale or otherwise;

(ii)	the change of control, by sale or transfer of shares or sale of all or substantially all of the property and assets, of the Corporation or any Corporation Subsidiary; or

(iii)	a proposed or planned disposition of shares of the Corporation by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(x)	the Corporation has not completed any “significant acquisition” other than as disclosed in the Prospectus nor is it proposing any “probable acquisition” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to the Securities Laws in the Reporting Jurisdictions;

(y)	there are no material changes or material facts relating to the Corporation or any Corporation Subsidiary that have not been publicly disclosed in accordance with the requirements of the British Columbia Act and NI 51-201;

(z)	the Corporation is eligible to file a prospectus supplement in each of the Reporting Jurisdictions pursuant to Securities Laws in the Reporting Jurisdictions and on the date of and upon filing of the Prospectus Supplement there will be no documents required to be filed under applicable Securities Laws in the Reporting Jurisdictions in connection with the Offering that will not have been filed as required;

(aa)	the Corporation is, and will be at the Closing Time and the Option Closing Time, as applicable, a “reporting issuer” (or its equivalent), not in default of any requirement of applicable Securities Laws, in each of the Reporting Jurisdictions, and the Corporation has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred with respect to which the requisite material change report has not been filed;

(bb)	no portion of the Information Record contained a misrepresentation as at its date of public dissemination. To the knowledge of the Corporation, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part 16.1 – Civil Liability for Secondary Market Disclosure of the British Columbia Act and analogous provisions under the Securities Laws in the other Reporting Jurisdictions;

(cc)	the information available on the Corporation’s SEDAR+ profile is accurate and complete on the date of filing such information and such information does not contain a misrepresentation;

(dd)	all information which has been prepared by the Corporation relating to the Corporation or any Corporation Subsidiary and their respective businesses (including business plans, projections, strategies and intentions), properties and liabilities, including all financial, marketing, sales and operational information, provided to the Underwriters, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(ee)	with respect to forward-looking information contained in the Information Record and the Prospectus:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made; and

(ii)	all forward-looking information is identified as such, and all such documents and information caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information;

(ff)	any financial statements of the Corporation or any Corporation Subsidiary filed, or incorporated by reference in any document filed by the Corporation, in each case prior to the date hereof, have been prepared in accordance with Canadian generally accepted accounting principles or IFRS, as applicable, in each case, consistently applied, and accurately, fairly and fully reflect the financial position of the Corporation or the applicable Corporation Subsidiary as of the respective dates of the statements thereof, and no adverse material changes in the consolidated financial position of the Corporation or the Corporation Subsidiaries have taken place since December 31, 2024, save in the ordinary course of business;

(gg)	the Corporation Auditor and the Corporation Subsidiaries’ Auditor, respectively, that audited the Financial Statements and delivered their report with respect thereto, are, to the best of the Corporation’s knowledge, information and belief, the Corporation Auditor is an independent public accountant as required by the applicable Securities Laws in the Reporting Jurisdictions and which meet the criteria of Part II of National Instrument 52-108 – Auditor Oversight;

(hh)	there has never been any reportable event (within the meaning of NI 51-102) with the present or any former auditors (if any) of the Corporation or any Corporation Subsidiary;

(ii)	the issued and outstanding Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the issue, sale and delivery (as applicable) of the Offered Shares or the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the best of the Corporation’s knowledge, information and belief, after due inquiry, threatened;

(jj)	Odyssey Trust Company has been duly appointed as the registrar and transfer agent for the Common Shares at its principal transfer office in the City of Calgary, Alberta;

(kk)	the Corporation and each of the Corporation Subsidiaries have filed with the appropriate Governmental Authority and in a timely manner all necessary tax returns, declarations, remittances, filings and notices which are required to be filed and such tax returns, declarations, remittances, filings and notices are complete and accurate in all material respects, and no material fact or facts have been omitted therefrom. The Corporation and each of the Corporation Subsidiaries have paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Corporation or any Corporation Subsidiary, the assessment or reassessment of the Corporation or any Corporation Subsidiary for any taxation year, or the payment of any material tax, governmental charge, penalty, interest or fine against the Corporation or any Corporation Subsidiary. There are no material actions, suits, proceedings, audits, investigations or claims in progress, or to the knowledge of the Corporation, threatened or pending against the Corporation or any Corporation Subsidiary which could result in a material liability in respect of taxes, charges or levies upon the Corporation or any Corporation Subsidiary. The Corporation and each of the Corporation Subsidiaries have withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof and any non-resident Person, the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and have paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect. The Corporation and each of the Corporation Subsidiaries have collected and remitted all material amounts on account of any sales, use or transfer taxes, including without limitation, as applicable, goods and services tax and harmonized sales tax levied under the Excise Tax Act (Canada) and the comparable provincial legislation and provincial sales taxes required by applicable Law to be collected and remitted by it to the appropriate Governmental Authority. Without limiting the generality of the foregoing, the Corporation and each of the Corporation Subsidiaries are in full compliance with all registration, collection, remittance, timely reporting and record keeping obligations under the Excise Tax Act (Canada) and applicable provincial sales tax legislation, except to the extent that the failure to be so would not reasonably be expected to have a Material Adverse Effect;

(ll)	the Corporation and each of the Corporation Subsidiaries have established on their respective books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or any Corporation Subsidiary, except for taxes not yet due and there are no audits in process or pending or, to the knowledge of the Corporation, contemplated, of the tax returns of the Corporation or any Corporation Subsidiary (whether federal, provincial, state, local or foreign); and to the knowledge of the Corporation, there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(mm)	the Corporation and each of the Corporation Subsidiaries each maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(nn)	all of the material contracts and commitments (written or oral), instruments, surety bonds, leases and other arrangements of the Corporation or any Corporation Subsidiary are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Neither the Corporation, any Corporation Subsidiary nor, to the knowledge of the Corporation, any other party, is in default in the observance or performance of any material term or material obligation to be performed by any of them under any material contract or commitment (written or oral), instrument, surety bond, lease or other document or arrangement to which the Corporation or any Corporation Subsidiary is a party or otherwise bound and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(oo)	all necessary corporate action has been taken by the Corporation so as to (i) authorize the execution, delivery and performance of this Agreement and the Ancillary Documents; and (ii) validly issue and sell the Offered Shares;

(pp)	this Agreement and the Ancillary Documents shall upon execution be valid and binding obligations of the Corporation enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, (ii) general equitable principles, or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution;

(qq)	each of the Prospectus and the execution and filing of the Prospectus with the Canadian Securities Regulators have been or will be prior to the filing or use thereof duly approved and authorized by all necessary action by the Corporation, and the Prospectus will be duly executed by and filed on behalf of the Corporation;

(rr)	the attributes of the Offered Shares will conform in all material respects with the description thereof in the Prospectus, this Agreement and the Ancillary Documents, as applicable;

(ss)	the Offered Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a first home savings account, and a tax-free savings account, as described and subject to the qualifications set forth in the Prospectus;

(tt)	the form of the certificate representing the Offered Shares has been duly approved by the directors of the Corporation and complies with the provisions of the BCBCA and, to the extent applicable, the rules and policies of the TSXV;

(uu)	there is no Person acting at the request of the Corporation, other than the Underwriters, who is entitled to any brokerage, agency or similar fee in connection with the transactions contemplated herein;

(vv)	other than the Corporation (and the Underwriters in respect of the Commission and the Underwriters’ expenses), there is no Person that is or will be entitled to the proceeds of the Offering under the terms of any contract or commitment (written or oral), or other instrument or document;

(ww)	the Corporation and each of the Corporation Subsidiaries have their respective properties and assets insured against loss or damage by insurable hazards or risks on a basis that the Corporation and each of the Corporation Subsidiaries believes to be consistent with insurance obtained by reasonably prudent participants in comparable businesses. Such insurance coverage is of a type and in an amount typical to the businesses in which the Corporation and each of the Corporation Subsidiaries operate as conducted by a reasonably prudent person, based on the advice of insurance brokers consulted by the Corporation and each of the Corporation Subsidiaries. Neither the Corporation nor any Corporation Subsidiary has made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. Neither the Corporation nor any Corporation Subsidiary has reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its businesses at a cost that would not be reasonably expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(xx)	to the knowledge of the Corporation, none of the directors or officers of the Corporation, nor any holder of more than 10% of any class of shares of the Corporation, or any associate or affiliate (as such terms are defined in the British Columbia Act) of any of the foregoing Persons, has any material interest, direct or indirect, in any proposed transaction which is material to or will materially affect the Corporation, except for other than pursuant to the Hartree Loan Agreement and related non-binding letter agreement dated among the Corporation and Hartree Partners, LP dated August 19, 2025;

(yy)	to the knowledge of the Corporation, the Corporation and each of the Corporation Subsidiaries have been and are in compliance with all, and have not received any notice of, or been prosecuted for an offence alleging material non-compliance with any, applicable federal, provincial, municipal, state and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any Governmental Authority (collectively, the “Environmental and Health Laws”), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (collectively, “Hazardous Substances”), except where such non-compliance or prosecution could not reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(zz)	the Corporation and each of the Corporation Subsidiaries or, where applicable, their respective consultants, have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under the Environmental and Health Laws (the “Required Permits”) required for the operation of their respective businesses, as currently conducted, and each Required Permit is valid, subsisting and in good standing and the holders of the Required Permits are not in material default or breach thereof and no proceeding is in process, pending or to the knowledge of the Corporation threatened to revoke or limit any Required Permit, except where such breach or default could not reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(aaa)	to the knowledge of the Corporation, neither the Corporation nor any Corporation Subsidiary has used, except in compliance with all Environmental and Health Laws or except to the extent that the consequences would not be materially adverse to the Corporation and the Corporation Subsidiaries on a consolidated basis, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(bbb)	neither the Corporation nor any Corporation Subsidiary has received any notice of, or been prosecuted for an offence alleging, noncompliance with any Environmental and Health Laws, and the Corporation has not settled any allegation of non-compliance short of prosecution, except where such noncompliance could not reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be completed or made by the Corporation or any Corporation Subsidiary with respect to any of the assets of the Corporation or any Corporation Subsidiary, or any assets previously held directly or indirectly by the Corporation or any Corporate Subsidiary, nor has the Corporation or any Corporation Subsidiary received notice of any of the same;

(ccc)	except as ordinarily or customarily required by applicable permits, neither the Corporation nor any Corporation Subsidiary has received any notice that it is responsible or potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action could not reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis. Neither the Corporation nor any Corporation Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites except where such inquiries could not reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(ddd)	the Corporation and each of the Corporation Subsidiaries, as applicable, control or have legal rights to the Mining Rights necessary or appropriate to authorize and enable them to carry on the mineral exploration as currently being undertaken by them in the near term and as proposed to be undertaken by them and have obtained or, upon performance of all conditions precedent, which conditions precedent the Corporation and each of the Corporation Subsidiaries, individually, currently reasonably believes it will be able to satisfy, will be able to obtain such rights, titles and interests as may be required to implement its development plans on properties which are material to the Corporation and the Corporation Subsidiaries on a consolidated basis, and the Corporation and each of the Corporation Subsidiaries are not in material default of such rights, titles and interests;

(eee)	to the knowledge of the Corporation, all assessments or other work required to be performed or payments required to be made in relation to the material Mining Rights of the Corporation or any Corporation Subsidiary in order to maintain its interests therein have been performed or made to date and the Corporation and each of the Corporation Subsidiaries have complied in all respects with all applicable Laws, regulations and governmental policies in this connection as well as legal and contractual obligations to third parties in this connection except for any non-compliance which could not either individually or in the aggregate be expected to have a material adverse effect on the Corporation and the Corporation Subsidiaries on a consolidated basis. All material Mining Rights of the Corporation or any Corporation Subsidiary are in good standing in all material respects as of the date of this Agreement;

(fff)	to the knowledge of the Corporation, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Corporation or any Corporation Subsidiary have received notice against the Mining Rights of the Corporation or any Corporation Subsidiary, or any part thereof;

(ggg)	all mineral exploration activities on the properties of the Corporation or any Corporation Subsidiary conducted by the Corporation or any Corporation Subsidiary and, to the knowledge of the Corporation, by any other Person have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace Laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a material adverse effect on the Corporation and the Corporation Subsidiaries on a consolidated basis;

(hhh)	to the knowledge of the Corporation, there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any Corporation Subsidiary, except for ongoing assessments conducted by or on behalf of the Corporation or any Corporation Subsidiary in the ordinary course;

(iii)	to the knowledge of the Corporation, the minute books and corporate records of the Corporation and each of the Corporation Subsidiaries other than Keystone (including their predecessor corporations, if applicable), made or to be made available to Blake, Cassels & Graydon LLP in connection with the Underwriters’ due diligence investigations of the Corporation for the periods from their respective dates of incorporation to the date of examination thereof, are the original minute books and records of such companies or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of such companies to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which are not material in the context of the Corporation and the Corporation Subsidiaries on a consolidated basis;

(jjj)	to the knowledge of the Corporation, the minute books and corporate records of Keystone (including their predecessor corporations, if applicable), made or to be made available to Blake, Cassels & Graydon LLP in connection with the Underwriters’ due diligence investigations of the Corporation contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies, other than those which are not material in the context of Keystone on a consolidated basis, and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of such companies to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records, other than those which are not material in the context of Keystone on a consolidated basis;

(kkk)	the Corporation and each of the Corporation Subsidiaries are in all material respects in compliance with all applicable Laws and regulations respecting employment and employment practices;

(lll)	each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to by the Corporation or any Corporation Subsidiary for the benefit of any current or former director, officer, employee or consultant (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plans. Neither the Corporation nor any Corporation Subsidiary has nor has had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction);

(mmm)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation;

(nnn)	there has not been, and there is not to the knowledge of the Corporation currently, any labour trouble which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Corporation or any Corporation Subsidiary;

(ooo)	other than as disclosed in the Information Record, neither the Corporation nor any Corporation Subsidiary owe any monies to, have any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or, to the knowledge of the Corporation, any Person not dealing at arm’s length (for purposes of the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of business. To the knowledge of the Corporation, except as disclosed in the Information Record and the Prospectus and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Corporation Subsidiary is party to any contract or agreement with any Person not dealing at arm’s length with it;

(ppp)	except as disclosed in the Information Record and the Prospectus, to the knowledge of the Corporation, after due inquiry, no officer, director, employee or consultant of the Corporation or any Corporation Subsidiary, as applicable, and no entity which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the Corporation which, in either case, materially adversely impacts, or can reasonably be expected to materially and adversely impact, on the ability of the Corporation (on a consolidated basis) to duly and properly conduct its business;

(qqq)	to the knowledge of the Corporation, no current or former officer, director, employee, consultant or security holder of the Corporation or any Corporation Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Corporation Subsidiary, except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation and the Corporation Subsidiaries taken as a whole;

(rrr)	other than as disclosed in the annual information form of the Corporation for the year ended December 31, 2024, to the knowledge of the Corporation, none of the current directors or officers of the Corporation are now, or have ever been (i) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a company; or (ii) subject to an order preventing, ceasing or suspending trading in any securities of the Corporation or other public company;

(sss)	all necessary documents and proceedings have been or will be filed and taken and all other legal requirements have been or will be fulfilled under each of the applicable Securities Laws in connection with the issuance and sale of the Offered Shares;

(ttt)	other than the Mining Projects, the Corporation does not have, indirectly or directly, any material real property, Mining Rights, tenements, concessions or other similar interests;

(uuu)	the Corporation or the Corporation Subsidiaries, as applicable, are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material property or assets and in such proportionate interests as described in the Information Record and the Prospectus, and no Mining Rights or other property rights, including access rights, other than those held by the Corporation or the Corporation Subsidiaries, as applicable, are necessary for the conduct of the business or operations of the Mining Projects as currently conducted or as proposed to be conducted. Neither the Corporation nor any Corporation Subsidiary know of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, access, transfer or otherwise exploit such Mining Rights and, except as disclosed in the Information Record and the Prospectus, neither the Corporation nor any Corporation Subsidiary have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to the Mining Rights thereof;

(vvv)	the Corporation or the Corporation Subsidiaries, as applicable, hold either freehold title, mining leases, mining concessions, mining claims, surface rights or participating interests or other conventional property or proprietary interests or rights, as applicable (collectively, “ Mining Rights”), recognized in the jurisdictions in which the Mining Projects are located in respect of the ore bodies and minerals located in the area comprising each of the Mining Projects under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or the Corporation Subsidiaries, as applicable, to access the Mining Projects and explore the minerals relating thereto; all property, leases or claims in which the Corporation or any Corporation Subsidiary has an interest or right have been validly located and recorded in accordance in all material respects with all applicable Laws and are valid and subsisting except where the failure to be so would not have a material adverse effect on the Corporation; the Corporation and the Corporation Subsidiaries, as applicable, have all the necessary surface rights, access rights and other necessary rights and interests relating to the properties in each of the Mining Projects granting the Corporation or the Corporation Subsidiaries, as applicable, the right and ability to access and explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests therein of the Corporation or the Corporation Subsidiaries, with only such exceptions as do not interfere with the use made by the Corporation or the Corporation Subsidiaries of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or the Corporation Subsidiaries, as applicable, except where the failure to be so would not have a material adverse effect on the Corporation or any Corporation Subsidiary;

(www)	the Corporation and the Corporation Subsidiaries, as applicable, maintain, and reasonably expect to maintain, a good relationship with all Governmental Authorities in the jurisdictions in which each of the Mining Projects is located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Corporation, there exists no condition or state of facts or circumstances in respect thereof, that would prevent the Corporation or any Corporation Subsidiary from conducting its business and all activities in connection with any Material Property as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Corporation, threatened termination, limitation or other adverse modification in any such relationships with such Governmental Authorities;

(xxx)	the scientific and technical information set forth in the Information Record and the Prospectus relating to the Mining Projects, as applicable, has been reviewed and verified by the authors of the Technical Reports of the applicable subject property, and the Corporation is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. Each of the Technical Reports remains current as at the date hereof. Each of the Technical Reports complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the subject property since the date thereof that would require a new technical report in respect of any of such subject property to be issued under NI 43-101. The Corporation and each of the Corporation Subsidiaries, as applicable, made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them and none of such information contained any misrepresentation at the time such information was provided. To the knowledge of the Corporation, the method of estimating the mineral resources set out in each of the Technical Reports has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101), all material assumptions underlying the mineral resource estimates are reasonable and appropriate, the information upon which the estimates of mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof;

(yyy)	all of the material assumptions underlying the mineral resource estimates, estimated economic parameters and economic analysis in any Technical Reports are, to the knowledge of the Corporation, reasonable and appropriate and the estimates of mineral reserves and mineral resources, estimated economic parameters and economic analysis, as described in the Information Record and the Prospectus, comply in all material respects with applicable Securities Laws, subject to current technical reports superseding prior reports. The information set forth in the Information Record and the Prospectus relating to mineral reserves and mineral resources, estimated economic parameters and economic analysis required to be disclosed therein pursuant to applicable Securities Laws has been prepared by the Corporation and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of applicable Securities Laws;

(zzz)	the Corporation is in compliance in all material respects with the provisions of NI 43-101 and the Corporation has filed the Technical Report and any other technical report as required thereby and there has been no change in respect thereof that would require the filing by the Corporation of any other new technical report under NI 43-101;

(aaaa)	the operations of the Corporation and each Corporation Subsidiary are and have been conducted at all times in all material respects in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator or non-governmental authority involving the Corporation or any Corporation Subsidiary with respect to the Money Laundering Laws is in process, pending or, to the best knowledge of the Corporation, threatened;

(bbbb)	neither the Corporation nor any Corporation Subsidiary nor, to the best knowledge of the Corporation, any director, officer, agent, employee or other Person associated with or acting on behalf of the Corporation or any Corporation Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official, employee or agent from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(cccc)	neither the Corporation nor any Corporation Subsidiary nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or Person acting on behalf of the Corporation is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Corporation will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any United States sanctions administered by OFAC;

(dddd)	there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Corporation or any Corporation Subsidiary) that have been commenced by or against, or that are pending by or against, the Corporation or any Corporation Subsidiary or any of their properties at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, and to the best knowledge of the Corporation no such actions, proceedings or investigations have been threatened against the Corporation or any Corporation Subsidiary; and

(eeee)	the Corporation has not withheld from the Underwriters any fact or information relating to the Corporation or to the Offering that could reasonably be expected to be material to the Underwriters or a potential purchaser of Offered Shares.

2.8            Closing Deliveries.

The purchase and sale of the Offered Shares shall be completed at the Closing Time or the Option Closing Time, as applicable, via electronic exchange of applicable closing deliverables, or at such other place as the Underwriters and the Corporation may agree. At or prior to the Closing Time, the Corporation shall duly and validly deliver to the Underwriters the Offered Shares (whether in definitive form or electronic form) registered in such name or names as the Joint Bookrunners, on behalf of the Underwriters, may notify the Corporation in writing not less than 48 hours prior to Closing Time or as otherwise directed by the Joint Bookrunners, on behalf of the Underwriters, in writing, against payment by the Underwriters to the Corporation, at the direction of the Corporation, in lawful money of Canada by cheque or wire transfer an amount equal to the aggregate purchase price for the Offered Shares being issued and sold hereunder less the Commission and all of the estimated fees and expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with Section 0. Payment for any Optioned Shares purchased pursuant to the Over-Allotment Option shall be made to the Corporation in immediately available funds in Toronto against delivery of such Optioned Shares for the respective accounts of the Underwriters or as the Underwriters may otherwise direct at the Option Closing Time on the Option Closing Date. In the case of interests in Offered Shares held through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee, if requested by the Joint Bookrunners, on behalf of the Underwriters, the Corporation will deposit such Offered Shares electronically with CDS through the non-certificated inventory system of CDS. It is acknowledged and agreed by the Corporation that all Offered Shares issued and sold pursuant to Rule 144A under the U.S. Securities Act will not contain any restrictive legends and may be deposited electronically with CDS through the non-certificated inventory system of CDS, subject to the execution and delivery of a Qualified Institutional Buyer Investment Letter, in the form attached as Exhibit A to the U.S. Placement Memorandum, by each Qualified Institutional Buyer that purchases Offered Shares.

2.9            Underwriters’ Obligation to Purchase.

The obligation of the Underwriters to purchase, or arrange for Substituted Purchasers to purchase, the Base Shares at the Closing Time and the Optioned Shares at the Option Closing Time, as applicable, shall be subject to the following conditions (it being further understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing):

(a)	all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation to approve the Offering Documents, to obtain the approval of the TSXV to the Offering, to validly offer, sell and distribute the Offered Shares, and to pay the Commission will have been taken;

(b)	the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Securities Regulators and applicable third parties for the Prospectus and to permit the Corporation to complete its obligations hereunder;

(c)	no order ceasing or suspending trading in any securities of the Corporation, or prohibiting the trade or distribution of any of the securities of the Corporation will have been issued and no proceedings for such purpose, to the best of the knowledge of the Corporation, will be pending or threatened;

(d)	no Underwriter will have exercised any rights of termination set forth in this Agreement;

(e)	the Corporation will have, as of the Closing Time or the Option Closing Time, as applicable, complied with all of its material covenants and agreements contained in this Agreement;

(f)	the Underwriters shall have received certificates of good standing or similar certificates with respect to the jurisdictions in which the Corporation and Keystone are incorporated, dated within one (1) Business Day of the Closing Date or the Option Closing Date, as applicable;

(g)	the Underwriters shall have received an opinion dated the Closing Date or the Option Closing Date, as applicable, and subject to customary qualifications, of Bennet Jones LLP, the Corporation’s legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, as to all legal matters reasonably requested by the Underwriters, including relating to the Corporation, the execution and delivery, as applicable, of the Offering Documents by the Corporation, the execution and delivery of this Agreement by the Corporation, the enforceability of this Agreement against the Corporation and the issuance and sale of the Offered Shares, the tax commentary included in the sections of the Prospectus Supplement entitled “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, or, instead of rendering opinions relating to the laws of the Qualifying Jurisdictions or elsewhere, the Corporation’s solicitors may engage one or more legal counsel in the Qualifying Jurisdictions or elsewhere to provide such local counsel opinions as may be necessary;

(h)	if any Offered Shares are being sold in the United States pursuant to Schedule “A” attached hereto, the Underwriters shall have received an opinion dated the Closing Date or the Option Closing Date, as applicable, and subject to customary qualifications, of Katten Muchin Rosenman LLP, United States counsel to the Corporation, addressed to the Underwriters, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, to the effect that no registration of the offer and sale of the Offered Shares in the United States by the Underwriters pursuant to and in accordance with the terms of this Agreement is required under the U.S. Securities Act, provided that such offers and sales of Offered Shares in the United States are made in accordance with Schedule “ A” attached hereto, it being understood that such counsel shall express no opinion as to any subsequent reoffer or resale of the Offered Shares;

(i)	the Underwriters shall have received favourable legal opinions dated the Closing Date or the Option Closing Date, as applicable, and subject to customary qualifications, addressed to the Underwriters, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, with respect to the following for each of the Corporation Subsidiaries: (i) the incorporation and existence under the laws of its jurisdiction of incorporation; (ii) except with respect to Keystone, as to the authorized and issued share capital of the holders of the outstanding shares; and (iii) the requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own its properties;

(j)	the Underwriters shall have received title opinions dated the Closing Date addressed to the Underwriters, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, as to the title and ownership interests in each of the Mining Projects;

(k)	the Underwriters shall have receive a certificate dated the Closing Date or the Option Closing Date, as applicable, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, with respect to:

(i)	the notice of articles and articles of the Corporation;

(ii)	the securities register of Keystone;

(iii)	resolutions of the Corporation’s board of directors relevant to, among other things, the issue and sale of the Offered Shares to be issued and sold by the Corporation and the authorization of this Agreements and the other agreements and transactions contemplated herein; and

(iv)	the incumbency and signatures of the signing officers of the Corporation;

(l)	the Underwriters shall have received a certificate dated the Closing Date or the Option Closing Date, as applicable, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, to the effect that:

(i)	the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Closing Time or the Option Closing Time, as applicable, and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time or the Option Closing Time, as applicable;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares or any other securities of the Corporation in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of the officers, are contemplated or threatened;

(iii)	since the respective dates as of which information is given in the Prospectus or any Supplementary Material (A) there has been no material change in the Corporation, (B) there has been no material adverse change (financial or otherwise) in the business, assets, affairs, operations, prospectus, liabilities (contingent or otherwise), capital properties, condition (financial or otherwise) or results of operations of the Corporation or any Corporation Subsidiary, and (C) no transaction has been entered into by or affecting the Corporation or any Corporation Subsidiary which is material to the Corporation other than as disclosed in the Prospectus or in any Supplementary Material;

(iv)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying with applicable Securities Laws; and

(v)	such other matters as the Underwriters may reasonably request;

(m)	the Underwriters shall have received a letter dated as of the Closing Date or the Option Closing Date, as applicable, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from the Corporation Auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to 2.4(a)(iii) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date or the Option Closing Date, as applicable, which changes shall be acceptable to the Underwriters;

(n)	the Offered Shares shall have been conditionally approved for listing on the TSXV, subject only to the fulfilment of the Standard Listing Conditions;

(o)	the Underwriters and their counsel shall have been provided with information and documentation, reasonably requested relating to their due diligence inquiries and investigations and shall not have identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs which exist as of the date hereof but which have not been disseminated to the public in accordance with applicable Securities Laws;

(p)	the Underwriters shall have received certificates or lists, issued under the Securities Laws of the Reporting Jurisdictions stating or evidencing that the Corporation is not in default under such Securities Laws as at a date no more than two Business Days prior to the Closing Date or the Option Closing Date, as applicable;

(q)	the Underwriters shall have received the executed Lock-Up Agreements dated the Closing Date;

(r)	the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at the close of business on the Business Day prior to the Closing Date; and

(s)	the Underwriters shall have received such further documents as may be contemplated by this Agreement or as the Underwriters may reasonably require.

2.10        Restrictions on Further Issues or Sales.

The Corporation shall not, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters after discussion therewith, which consent shall not be unreasonably withheld, conditioned or delayed, (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Offered Shares or securities convertible into or exchangeable for Common Shares (other than (a) pursuant to the Corporation’s equity compensation plan, (b) to satisfy existing contractual obligations and instruments already issued as of the date hereof (including for greater certainty, but not limited to the grant of securities under the Corporation’s equity compensation plans and the issuance of securities pursuant to existing pre-emptive, anti-dilution and/or participation rights); (c) the issuance of Common Shares upon the exercise of any outstanding warrants, convertible securities, options, or any other commitment or agreement outstanding as of the date hereof; (d) obligations in respect of existing agreements; (e) the issuance of Common Shares in connection with any bona fide acquisition by the Corporation or its subsidiaries (including, without limitation, land acquisitions); (f) in connection with an internal reorganization; (g) in connection with the acquisition of securities of the Corporation by a senior mining company provided that such investment is at a price per security not lower than the market price and would not result in such senior mining company acquiring in excess of 19.99% of the outstanding voting securities of the Corporation; (h) in connection with the acquisition of securities by a private equity investor provided that such investment is at a price per security at or above the market price and the Offering Price and would not result in such private equity investor acquiring in excess of 19.99% of the outstanding voting securities of the Corporation; and (i) in connection with a private placement of securities of the Corporation for proceeds of up to US$17.5 million, whether for cash proceeds or direct issuance to a vendor, to fund the acquisition of a mill to support the Blue Moon Project (provided this exception shall not apply if the Corporation realizes gross proceeds in excess of $60 million pursuant to this Offering)); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Offered Shares, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Common Shares or other securities of the Corporation, in cash or otherwise, for a period from the date hereof ending 90 days after the Closing Date.

2.11            Purchase of Optioned Shares.

The Underwriters’ obligation to purchase the Optioned Shares pursuant to the Over-Allotment Option on the Option Closing Date (in the event that the Over-Allotment Option is exercised by the Joint Bookrunners, on behalf of the Underwriters) shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the Option Closing Date and the performance by the Corporation of its obligations under this Agreement.

2.12            Lock-Up Agreements.

The Corporation agrees that it will use commercially reasonable efforts to cause its directors and officers to deliver signed agreements (the “Lock-Up Agreements”), in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, to the Underwriters on or before the Closing Time, pursuant to which such directors and officers agree, for a period beginning on the Closing Date and ending 90 days after the Closing Date, subject to the exceptions set forth therein, not to sell, transfer or pledge, or agree to sell, transfer or pledge (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed.

2.13            All Terms to be Conditions.

The Corporation agrees that the conditions contained in Section 2.9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions set out in Section 2.9 shall entitle each Underwriter, at its sole option, to terminate and cancel, without any liability on the part of such Underwriter or on the part of the other Underwriters, all of its obligations under this Agreement, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Underwriters in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

2.14            Termination Events.

Each Underwriter shall be entitled, at its sole option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters, its obligations under this Agreement, including relating to the Offered Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time if, during the period from the date hereof to the Closing, any of the following occurs:

(a)	any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Shares is made, or any proceeding is announced or commenced or threatened for the making of any such order, by any Governmental Authority, and has not been rescinded, revoked or withdrawn;

(b)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation is announced, commenced or threatened by any Governmental Authority having jurisdiction over the Corporation, or there is a change or proposed change in law, regulation or policy or the interpretation or administration thereof, which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, would materially and adversely affect the distribution or trading of the Offered Shares;

(c)	there should develop, escalate, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, any military conflict, civil insurrection, act of terrorism, war or like event, or a governmental action, law, regulation or inquiry, which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation or the Corporation Subsidiaries taken as a whole;

(d)	there should occur or be discovered any material change or development (actual or threatened) in the operations, capital or condition (financial or otherwise), results of operations or business of the Corporation or the properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, has or could reasonably be expected to have a material adverse effect on the market price of the Offered Shares;

(e)	the Corporation is in breach of, default under or non-compliance with any material term or condition of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes false in any material respect; or

(f)	the Underwriters shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters prior to the date hereof, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares.

2.15	Exercise of Termination Rights.

Any of the Underwriters shall be entitled to terminate and cancel its obligations hereunder in accordance with Sections 2.13 or 2.14 by written notice to that effect given to the Corporation and the other Underwriters at any time prior to the Closing, provided that neither the giving nor the failure to give any such notice shall in any way affect the Underwriters’ (or any one of their) entitlement to exercise such rights at any time through to the Closing Time. If an Underwriter exercises its right to terminate this Agreement, then the Corporation will immediately issue a press release. If this Agreement is terminated by any of the Underwriters pursuant to Sections 2.13 or 2.14, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen against the Corporation prior to such termination or may arise against the Corporation after such termination in respect of acts or omissions prior to such termination or except under Section 2.18 (Indemnity) and Section 0 (Expenses). The rights of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under Sections 2.13 or 2.14 shall not be binding upon the other Underwriters.

2.16	Underwriters’ Obligations

(a)	The rights and obligations of the Underwriters under this Agreement, including but not limited to the right and obligation to purchase Offered Shares and the entitlement to the Commission, will be several (as distinguished from joint or joint and several) rights and obligations for each Underwriter.

(b)	Except as otherwise specifically provided in this Agreement, the rights and obligations of the Underwriters will be divided in the proportions in which the Underwriters participate in the Offering.

(c)	The Underwriters will participate in the Offering as follows, unless otherwise agreed to between the Underwriters:

Scotia Capital Inc.(1)	36.0%
Canaccord Genuity Corp.(1)	36.0%
Cormark Securities Inc.	20.0%
Haywood Securities Inc.	7.0%
Fearnley Securities AS	1.0%

Note:

(1)	A 5.00% work-fee is payable from the funds representing the Commission to the Joint Bookrunners to be split 50/50.

(d)	In the event that an Underwriter shall at the Closing Time fail to purchase its percentage of the Offered Shares as provided in 2.16(c) (a “Non-Purchasing Underwriter”), whether upon the exercise of any termination rights or otherwise, and the percentage of Offered Shares that have not been purchased (or arranged for purchase) by the Non-Purchasing Underwriter represents 10.0% or less of the aggregate Offered Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase (or arrange for purchase) all of the Offered Shares that the Non-Purchasing Underwriter has failed to purchase (or arrange for purchase); the Underwriters shall purchase (or arrange for purchase) such Offered Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Offered Shares that have not been purchased (or arranged for purchase) by one or more Non-Purchasing Underwriters represents in aggregate more than 10.0% of the aggregate Offered Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase (or arrange for purchase) all of the percentage of the Offered Shares which would otherwise have been purchased (or arranged for purchase) by the Non-Purchasing Underwriters; the Underwriters exercising such right shall purchase (or arrange for purchase) such Offered Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. Nothing in this 2.16(d) shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Corporation any Underwriter which shall be in default of its obligations under this Agreement.

(e)	Nothing in this Agreement shall oblige any United States registered broker-dealer affiliates of any of the Underwriters to purchase the Offered Shares. Any such U.S. affiliate who makes any offers or sales of the Offered Shares in the United States will do so solely as an agent for an Underwriter.

(f)	After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the issue price to investors from time to time, provided that any such reduction in the Offering Price shall not result in the Corporation realizing net proceeds (after deducting the Commission and the Underwriters’ expenses) from the issuance of the Offered Shares in an amount which is less than the amount the Corporation would have realized without any reduction in the issue price. The Underwriters will inform the Corporation if the Offering Price is decreased.

(g)	The Corporation acknowledges that the Underwriters and certain of their affiliates: (i) act as a trader of, and dealer in, securities both as principal and on behalf of its clients and, as such, may have had, and may in the future have, long or short positions in the securities of the Corporation or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) may provide research or investment advice to clients on investment matters, including the Corporation; (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Corporation or related entities and, (iv) nothing herein shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

2.17	Survival.

The representations, warranties, covenants and indemnities of the Corporation and the Underwriters contained in this Agreement or contained in any documents delivered by the Corporation pursuant to this Agreement or in connection with the transactions herein contemplated will survive the Closing.

2.18	Indemnity.

The Corporation agrees to indemnify and hold harmless the Underwriters, each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, each other Person, if any, controlling the Underwriters or any of their subsidiaries, affiliates and each shareholder of the Underwriters and the successors and assigns of all the foregoing Persons (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including, without limitation, securityholder or derivative actions, arbitration proceedings or otherwise), actions, suits, proceedings, investigations, damages and liabilities, joint or several, including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations, inquiries or claims and the reasonable fees and expenses of their counsel and other expenses incurred in connection with any claim, action, suit, proceeding or investigation or in enforcing this indemnity, but excluding loss of profits, (collectively, the “Losses”) and any Losses resulting from the acquisition, holding or disposition of any Offered Shares by an Indemnified Party as the beneficial owner, that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation, inquiry or claim that may be made or threatened by any Person or in enforcing this indemnity whether or not resulting in liability (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, (i) any untrue statement or alleged untrue statement of material fact contained in the information (whether written or oral) supplied to any prospective investor by or on behalf of the Corporation or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) this Agreement or the transactions contemplated by this Agreement. The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any Person asserting Claims on behalf of or in right of the Corporation for or in connection with either (i) or (ii) above, except, in the case of (ii) above only, to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence or fraudulent act or wilful misconduct of such Indemnified Party. The Corporation will not, without the Underwriters’ prior written consent, make any admission of liability, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

Promptly after receiving notice of a Claim against any Underwriter or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, such Underwriter or any such other Indemnified Party will notify the Corporation in writing of the particulars thereof, will provide copies of all relevant documentation to the Corporation and, unless the Corporation assumes the defence thereof, will keep the Corporation advised of the progress thereof and will discuss all significant actions proposed, provided that the failure or delay in so notifying the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Underwriters or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defense of such Claim or results in any material increase in the liability under this indemnity which the Corporation would otherwise have incurred had the Underwriter not so delayed in giving, or failed to give, the notice required hereunder. The Corporation shall have 14 days after receipt of the notice to undertake, at its own expense, the settlement or defense of the Claim, including prompt employment of counsel acceptable to the Indemnified Parties and payment of all expenses. The relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

The foregoing indemnity shall not apply, to (ii) above only, to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject resulted solely from the gross negligence or fraudulent act or wilful misconduct of the Indemnified Party.

If for any reason the foregoing indemnity is found to be unavailable or unenforceable (other than in accordance with the terms of this Agreement) to the Underwriters or any other Indemnified Party or insufficient to hold the Underwriters or any other Indemnified Party harmless in respect of a Claim, the Corporation shall contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Underwriters or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Underwriters or any other Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Underwriters under this Agreement. The rights of contribution herein provided shall be in addition to, and not in derogation of, any other right to contribution which the Indemnified Parties may have by statute or otherwise.

The Corporation agrees that if any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Corporation and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of this Agreement or the transactions contemplated by this Agreement, the Indemnified Parties shall have the right to employ their own separate counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Corporation as they occur.

The Corporation hereby constitutes the Underwriters as trustees for each of the other Indemnified Parties of the Corporation’s obligations under this Section 2.18 with respect to those Persons and the Underwriters agree to accept that trust and to hold and enforce those obligations on behalf of those Persons.

The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Underwriters. Upon the Corporation notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Corporation, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Corporation, shall keep the Corporation advised of the progress thereof and shall discuss with the Corporation all significant actions proposed. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Corporation’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation or that there is a conflict of interest between the Corporation and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth in this Agreement (in any of which events the Corporation shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Corporation shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

No admission of liability, no settlement of any Claim, no compromise nor any consent to the entry of any judgement shall be made by the Corporation without the prior written consent of the Indemnified Parties affected

The obligations of the Corporation under this Section 2.18 are in addition to, and not in substitution for, any liabilities which the Corporation may otherwise have to the Underwriters or any other Indemnified Party, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

This Section 2.18 shall survive the completion of services rendered under or any expiration or termination of this Agreement and continue in full force and effect.

2.19            Expenses.

Whether or not the Offering shall be completed, the Corporation will pay all expenses and fees in connection with the Offering, including, without limitation, (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares, including, without limitation, the fees and expenses payable in connection with the distribution of the Offered Shares, (ii) the reasonable fees and expenses of the Corporation’s counsel; (iii) all costs incurred with the preparation of documentation relating to the Offering, including the filing of the Prospectus Supplement; (iv) all reasonable fees and disbursements of the Underwriters’ legal counsel (to a maximum of $120,000, in the aggregate, inclusive of disbursements and exclusive of applicable taxes); and (v) all reasonable documented other “out-of-pocket” expenses of the Underwriters. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation at the Closing Time.

2.20            Market Stabilization.

In connection with the distribution of the Offered Shares, the Underwriters and members of their selling group (if any) may effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with applicable Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

2.21            Advertisements.

The Corporation acknowledges that the Underwriters shall have the right at their own expense to place such advertisement or advertisements relating to the sale of the Offered Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable Law. The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable Securities Laws in any of the Selling Jurisdictions other than the Qualifying Jurisdictions being unavailable in respect of the offer or sale of the Offered Shares to prospective purchasers.

2.22            Authority of the Joint Bookrunners.

The Corporation shall be entitled to and shall act on any notice, request, waiver, extension or other communication or agreement given by or on behalf of the Underwriters by the Joint Bookrunners, which has authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters, with the exception of any notice, request, waiver, extension or other communication or agreement pursuant to Section 2.9 (Underwriters’ Obligation to Purchase), Section 2.13 (All Terms to be Conditions), Section 2.14 (Termination Events), Section (e) (Exercise of Termination Rights), Section 2.16 (Underwriters’ Obligations) and Section 2.18 (Indemnity).

2.23            Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)            If to the Corporation, to:

Blue Moon Metals Inc.

220 Bay Street, Suite 550

Toronto, Ontario M5J 2W4

Attention:          Christian Kargl-Simard, Chief Executive Officer

Email:                  christian@bluemoonmetals.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP

3400 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A4

Attention:          James Clare / Chris Doucet

Email:                  clareJ@bennettjones.com / doucetc@bennettjones.com

(b)           If to the Underwriters, to:

Scotia Capital Inc.

Scotiabank North Tower at Bay Adelaide Centre

40 Temperance Street, 6th Floor

Toronto, Ontario M5H 0B4

Attention:          Stephen Davy, Vice Chair

Email                   stephen.davy@scotiabank.com

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto, Ontario M5H OB4

Attention:          Kevin Carter, Managing Director

Email                   kcarter@cgf.com

Cormark Securities Inc.

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Attention:          Ian Colterjohn, Managing Director

Email:                  icolterjohn@cormark.com

Haywood Securities Inc.

200 Burrard Street, Suite 700

Vancouver, British Columbia V6C 3L6

Attention:         Kevin Campbell, Managing Director

Email:                  kcampbell@haywood.com

Fearnley Securities AS

Dronning Eufemias, Gate 8

Oslo, Norway N-0107 Oslo

Attention:          Petter Skar, Chief Operating Officer

Email:                  p.skar@fearnley.com

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

Suite 3500, The Stack

1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention:          Bob Wooder / Michelle Noorani

Email:                 bob.wooder@blakes.com / michelle.noorani@blakes.com

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed or emailed during normal business hours or, if not faxed or emailed during normal business hours, on the next Business Day, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address, fax number or email address.

2.24            Time of the Essence.

Time shall, in all respects, be of the essence hereof.

2.25            Canadian Dollars.

Unless otherwise indicated, all references herein to dollar amounts are to lawful money of Canada.

2.26            Headings and References.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof. Unless something in the subject matter or context is inconsistent therewith, references in this Agreement to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

2.27            Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

2.28            Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only signed by each of the parties hereto.

2.29            Severability.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

2.30            Governing Law.

This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

2.31            No Fiduciary Duty.

The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Corporation’s securities contemplated hereby. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other Person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters). The Corporation and the Underwriters agree that the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

2.32            Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties.

2.33            Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

2.34            Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

2.35            Counterparts.

This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission or other means of electronic transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first set forth above.

[Signature page follows.]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

SCOTIA CAPITAL INC.

By:	(Signed) “Stephen Davy”
Authorized Signing Officer

CANACCORD GENUITY CORP.

By:	(Signed) “Kevin Carter”
Authorized Signing Officer

CORMARK SECURITIES INC.

By:	(Signed) “Ian Colterjohn”
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By:	(Signed) “Kevin Campbell”
Authorized Signing Officer

FEARNLEY SECURITIES AS

By:	(Signed) “Petter Skar”
Authorized Signing Officer

[Signature page to the Underwriting Agreement]

Accepted and agreed to by the undersigned as of the date of this letter first written above.

BLUE MOON METALS INC.

By:	(Signed) “Christian Kargl-Simard”
Christian Kargl-Simard, Chief Executive Officer

[Signature page to the Underwriting Agreement]

SCHEDULE A

This is Schedule “A” to the underwriting agreement dated as of September 26, 2025 among the Corporation and the Underwriters.

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Agreement to which this schedule is annexed and the following terms shall have the meanings indicated:

(i)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(ii)	“Foreign Issuer” means a “foreign issuer” as defined in Rule 902(e) of Regulation S;

(iii)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act;

(iv)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(v)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(vi)	“U.S. Affiliates” means the United States registered broker-dealer affiliates of the Underwriters.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on behalf of itself and its U.S. Affiliate, acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Shares may not be offered or sold to Persons in the United States, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter (on behalf of itself and its U.S. Affiliate) represents, warrants and covenants to and with the Corporation that:

1.	It, its affiliates (including, without limitation, its U.S. Affiliate) and any Person acting on any of their behalf has not offered or sold, and will not offer or sell, any of the Offered Shares except (a) in “ offshore transactions” as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) in the United States, in reliance upon and in accordance with the exemption from registration provided by Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws, as provided in Sections 2 through 13 below. Accordingly, none of the Underwriter, its affiliates (including, without limitation, its U.S. Affiliate) or any Persons acting on any of their behalf, has made or will make (except as permitted in Sections 2 through 13 below) (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States, (ii) any sale of the Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, its affiliates (including, without limitation, its U.S. Affiliate) and any Person acting on any of their behalf reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each Selling Firm to agree in writing, for the benefit of the Corporation, to comply with the same provisions of this Schedule “A” as apply to the Underwriter as if such provisions applied to such U.S. Affiliate or Selling Firm.

3.	All offers and sales of Offered Shares in the United States by it shall be made through its U.S. Affiliate which is a registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements.

4.	Its U.S. Affiliate that offered or sold Offered Shares in the United States is and will be on the date of each such offer and sale duly registered as a broker or dealer under Section 15(b) of the U.S. Exchange Act and all applicable state securities laws (unless exempt from such registration requirements), and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

5.	It and its affiliates (including, without limitation, its U.S. Affiliate) have not, either directly or through a Person acting on any of their behalf, taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 144A thereunder, or the exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Offered Shares pursuant to this Schedule “ A” and the Underwriting Agreement to which this Schedule “A” is attached.

6.	Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers with which the Underwriter or its U.S. Affiliate had a pre-existing relationship and as to whom the Underwriter or its U.S. Affiliate had or have reasonable grounds to believe and do believe are Qualified Institutional Buyers in transactions that are exempt from registration under the U.S. Securities Act pursuant to Rule 144A thereunder and similar exemptions under applicable state securities laws.

7.	Each offeree of Offered Shares in the United States has been or shall be provided with a copy of the U.S. Placement Memorandum, including the Prospectus. Prior to any sale of Offered Shares to a Person in the United States or to a Person who was offered Offered Shares in the United States, each such purchaser shall be provided with a copy of the U.S. Placement Memorandum, including the Prospectus, and no other written material was used in connection with the offer or sale of the Offered Shares in the United States.

8.	It will, either directly or through its U.S. Affiliate, inform all purchasers of the Offered Shares in the United States that none of the Offered Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States and the Offered Shares are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder and similar exemptions under applicable state securities laws.

9.	Prior to the completion of any sale of the Offered Shares to any purchaser in the United States or any purchaser offered Offered Shares in the United States, each such purchaser acquiring such Offered Shares for its own account, or any such purchaser that is purchasing such securities for the account or benefit of a Qualified Institutional Buyer in the United States with respect to which it exercises sole investment discretion, will be required to execute and deliver a Qualified Institutional Buyer Investment Letter in the form attached as Exhibit A to the U.S. Placement Memorandum.

10.	The Underwriter and its U.S. Affiliate are, and will be as of the Closing Date, Qualified Institutional Buyers and “accredited investors” (as defined in Rule 501 of Regulation D under the U.S. Securities Act.

11.	At the Closing Time, it, together with its U.S. Affiliate, will execute and deliver to the Corporation a certificate, substantially in the form of Annex I to this Schedule “A”, relating to the manner of the offer and sale of the Offered Shares in the United States or if such certificate is not so executed and delivered, will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Shares in the United States.

12.	At least one Business Day prior to the Closing Time, it will provide the Corporation with a list of all purchasers of the Offered Shares in the United States.

13.	Neither it nor its affiliates (including, without limitation, its U.S. Affiliate) or any Person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

14.	The Corporation is, and as of the Closing Date will be a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in any securities of the same class of securities as the Offered Shares.

15.	Except with respect to offers and sales through the Underwriters and their U.S. Affiliates to Qualified Institutional Buyers in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 144A thereunder, none of the Corporation, its affiliates, or any Person acting on any of their behalf (other than the Underwriters, their U.S. Affiliates, their respective affiliates or any Person acting on any of their behalf, in respect of which no representation, warranty, covenant and agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Corporation, its affiliates, and any Person acting on any of their behalf reasonably believe that the purchaser is outside the United States.

16.	During the period in which the Offered Shares are offered for sale, none of it, its affiliates, or any Person acting on any of their behalf (other than the Underwriters, their U.S. Affiliates, their respective affiliates or any Person acting on any of their behalf, in respect of which no representation, warranty, covenant and agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 144A thereunder, or the exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Offered Shares pursuant to this Schedule “ A” and the Underwriting Agreement to which this Schedule “A” is attached.

17.	For so long as any of the Offered Shares offered or sold are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may not be resold pursuant to Rule 144(b)(1) under the U.S. Securities Act, the Corporation will, if it is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt therefrom pursuant to Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as delivery of that information is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

18.	The Offered Shares are not, and as of the Closing Date will not be, and no securities of the same class as the Offered Shares are or will be: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable into, or exercisable for, securities so listed or quoted at an effective conversion or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A under the U.S. Securities Act) of less than 10% for securities so listed or quoted.

19.	The Corporation is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, registered or required to register as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended.

20.	The Corporation has not taken and will not take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

ANNEX I

ANNEX I TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the offer and sale to one or more Qualified Institutional Buyers in the United States, pursuant to Rule 144A under the U.S. Securities Act, of the Offered Shares of Blue Moon Metals Inc. (the “Corporation”), pursuant to the underwriting agreement dated as of September 26, 2025 (the “ Agreement”) between the Corporation and the Underwriters, the undersigned Underwriter and the undersigned United States registered broker-dealer affiliate of such Underwriter (the “U.S. Affiliate”) do hereby certify that:

(a)	the U.S. Affiliate was on the date of each offer and sale of Offered Shares that was made by it in the United States, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of the Offered Shares made by us in the United States were made by the U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements;

(c)	each offeree of Offered Shares was provided with a copy of the U.S. Placement Memorandum, including the Prospectus, and each purchaser of Offered Shares (i) in the United States or (ii) who was offered Offered Shares in the United States, was provided with a copy of the U.S. Placement Memorandum, including the Prospectus, and no other written material was used by us in connection with the offer and sale of the Offered Shares in the United States;

(d)	at the time of each offer and sale of the Offered Shares by us in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, acquiring the Offered Shares for its own account or for the account of one or more Qualified Institutional Buyers with respect to which such offeree exercises sole investment discretion, and, on the date hereof, we continue to believe that each such purchaser purchasing the Offered Shares through us is a Qualified Institutional Buyer;

(e)	we have not taken or will not take any action that would directly or indirectly constitute a violation of Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares;

(f)	prior to any sale of the Offered Shares in the United States, each U.S. purchaser executed and delivered to us a Qualified Institutional Buyer Investment Letter in the form of Exhibit A to the U.S. Placement Memorandum; and

(g)	the offering of the Offered Shares in the United States has been conducted by us in accordance with the Agreement, including Schedule “A” attached thereto.

Terms used in this certificate have the meanings given to them in the Agreement, including Schedule “A” attached thereto, unless otherwise defined herein.

Dated this ______ day of ___________, 2025.

[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: